UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
March 4, 2008
Harmony Gold Mining Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

AGREEMENT BETWEEN HARMONY AND AFRICAN PRECIOUS MINERALS
Johannesburg. Monday, 3 March 2008. In line with Harmony Gold Mining Company Limited’s (Harmony) drive to optimise value from its latent and low-priority assets, the company has entered into two separate transactions with African Precious Minerals (APM) and its subsidiary Taung Gold Holdings (Pty) Ltd (Taung).
Freegold, a wholly owned subsidiary of Harmony, holds the prospecting rights on several farms north of Tshepong and east of Target in the Free State where the shafts of Jeanette Gold Mines Limited were sunk during the 1950s.
Harmony has entered into a sale agreement in terms of which the prospecting rights, considered low-priority Harmony assets, is to be acquired by APM.
The purchase consideration payable to Harmony by APM will be as follows:
1.	1 500 000 ordinary APM shares and 1 500 000 half warrants. Based on the capital raising conducted by APM during the last quarter of 2007, the shares and warrants to be granted to Harmony are estimated at being worth US$7,5 million (R52,5million).
2.	1.5% Net Smelter Royalty (NSR) on all minerals extracted from the prospecting right area, subject to a maximum aggregate amount of R150 million.
In addition to the above transaction, Harmony also entered into earn-in agreements with APM for the Evander 6 shaft and Twistdraai assets in the Evander basin.
Harmony concluded a strategic review of all its projects in the Evander basin in the Mpumalanga province during 2007 and concluded that entering into earn-in agreements with junior exploration companies would move the low ranking projects in the Evander portfolio up the value curve more rapidly without placing added pressure on Harmony’s capital expenditure.
The Evander 6 shaft and Twistdraai areas are located on the eastern and south eastern side of the Evander basin respectively.
The earn-in agreements between Harmony and APM for the Evander 6 shaft and Twistdraai areas respectively is subject to and conditional upon the fulfillment of the following significant conditions precedent by APM:
1.	Completion of a scoping study within two years with no earn-in.
2.	Completion of a pre-feasibility study within three years. At least 70% of the ounces during the pay-back period in the study must be of the indicated resource class and three-fifths (3/5) of the agreed minimum requirement exploration work plan must be completed for APM to earn-in 25%.
3.	The completion of a full bankable feasibility study within five years. At least 100% of the ounces during the pay-back period in the study must be of the indicated resource class and the agreed minimum requirement exploration work plan must be completed for APM to earn-in 52%.
4.	On completion of the bankable feasibility study, if both parties agree, an unincorporated joint venture (UJV) will be created and Harmony will share 48% and APM, 52% of the development costs and revenue of the project in accordance with the economic interests in the project(s).

Harmony will also earn a 1.5% Net Smelter Royalty on all minerals extracted from the lease area covered by the Evander 6 shaft and Twistdraai earn-in agreements, subject to a maximum aggregate amount of R500 million.
Harmony’s Chief Executive Officer Graham Briggs says, “The earn-in agreement with African Precious Minerals is an excellent way of progressing our low priority projects to bankable feasibility stage in the current positive gold-price environment. In addition, the formation of strategic alliances with other companies allows us to optimize the use of our resources without placing additional pressure on our capital expenditure.”
African Precious Minerals Profile
African Precious Minerals was established in 2004 by Rudolph de Bruin, David Twist and Kweku Awotwi as a gold exploration company seeking early-stage exploration properties in South Africa, but more specifically in the Free State, Evander and Balfour regions, as well as Africa.
African Precious Minerals’ strategic joint ventures include Taung Gold Holdings and Sephaku Gold Exploration. It has projects in South Africa, Mali (all of AngloGold Ashanti’s previously held exploration leases outside Morila and Sadiola), Mozambique, Tanzania. Its flagship property is the Monarch gold project in Mozambique, historically the largest gold producing region in that country.
It purchased all the available exploration data (including drill core) in respect of the Hilton project from AngloGold Ashanti, which adjoins the Jeanette lease area, thereby justifying Harmony entering into an agreement with APM. African Precious Minerals shareholders include very well known resource funds, including RMB Resources and Investec.
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: March 4, 2008
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer